SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended May 31, 2000
                         Commission file number 0-5131

             Art's Way Manufacturing Co., Inc. 401(k) Savings Plan
                           (Full title of the plan)

                       Art's Way Manufacturing Co., Inc.
                            (Issuer of securities)

                      P.O. Box 288, Armstrong.  IA 50514
                    (Address of principal executive office)

                             Required Information

Enclosed are the plan financial statements and schedules as of May 31, 2000 and 1999 and for each of the years in the three year period ended
May 31, 2000 prepared in accordance with financial reporting requirements of ERISA.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

11/30/00           Art's-Way Manufacturing Co., Inc. 401 (k) Savings Plan
(Date)                             (Name of Plan)


                                       /s/ William T. Green
                                             President

ART'S-WAY MANUFACTURING CO., INC. SAVINGS PLAN
Financial Statements and Supplemental Schedule
May 31, 000 and 1999
(With Independent Auditors' Report Thereon)


                      ART'S-WAY MANUFACTURING CO., INC.
                               SAVINGS PLAN

Table of Contents
                                                           Page

Independent Auditors' Report                                 1

Financial Statements:

   Statements of Net Assets Available for Benefits	          2

   Statements of Changes in Net Assets Available for
    Benefits with Fund Information                           3

Notes to Financial Statements			                             4

Supplemental Schedule:

    Assets Held for Investment Purposes		                    9



                         Independent Auditors' Report

Plan Administrator of Art's-Way
Manufacturing Co., Inc. Savings Plan:

We have audited the financial statements of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 2000 and 1999, and for the years ended mAY 31, 2000, 1999 and 1998, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 2000 and 1999 and the changes in net assets available for benefits for the years ended May 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     KPMG LLP
November 16, 2000



ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Net Assets Available for Benefits
May 31, 2000 and 1999
            	                                      2000	       1999
Assets:
  Investments:
  Principal Life Insurance Company -
   deposit contract,
   at contract value (cost: 2000, $2,607,591;
   1999, $2,990,836) 	                           $2,607,591    2,990,836

   At fair value:
   Money Market Fund (cost: 2000, $49,422;
    1999, $186,713)			                      	        52,606      194,665
   Small Company Blend Fund
     (cost: 2000, $57,816; 1999, $96,811)            60,253       89,988
   International Stock Fund
     (cost: 2000, $19,465; 1999, $22,874)            21,542       23,356
   Art's-Way Common Stock Fund (cost: 2000,
   $217,967; 1999, $207,868)                        119,551      118,395
   Shares of registered investment companies:
   Washington Mutual Investment Fund
   (cost: 2000, $2,153,725; 1999, $2,215,995)     2,753,010    3,449,532
   Income Fund of America (cost: 2000, $1,196,361;
     1999, $1,256,115)                            1,191,451    1,426,875
   U. S. Government Fund (cost: 2000, $149,231;
     1999, $191,596)	                               140,841      186,523
   Participant loans, at unpaid balance             190,233      217,798

       Total investments                          7,137,078    8,697,968

Employee conributions receivable	                  		 1,511	       3,340

Net assets available for benefits                $7,138,589    8,701,308

See accompanying notes to financial statements.


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended May 31, 2000 and 1999


                                    2000             1999             1998
Additions to net assets
 attributed to:
Investment income (loss):
Net appreciation (depreciation)
in fair value of
 investments	                  $ (361,937)          251,956        1,141,788
Interest income                   169,266           226,454          283,768
Dividend income                   210,109           139,633          113,287

   Net investment income           17,438           618,043        1,538,843

Contributions:
Employer                             -              113,988          131,691
Employee                          209,257           263,203          296,755

Total contributions               209,257           377,191          428,446

Total additions                   226,695           995,234        1,967,289

Deductions from net
 assets attributed to:
 Administrative
  expenses                        53,199             2,627            2,499
Benefits paid to
  participants	                1,736,215         1,852,839          203,019

Total deductions               1,789,414         1,855,466          205,518

Net increase (decrease)       (1,562,719)         (860,232)       1,761,771

Net assets available for
 benefits:
Beginning of year              8,701,308         9,561,540        7,799,769

End of year                  $ 7,138,589         8,701,308        9,561,540

See accompanying notes to financial statements

ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Notes to Financial Statements
May 31, 2000 and 1999

(1)  Significant Accounting Policies

(a) Nature of Operations

Art's-Way Manufacturing Co., Inc. (the Company) is a manufacturer of specialized farm machinery and equipment which it markets under its own and private labels.

(b) Basis of Presentation

The accompanying financial statements of the Art's-Way Manufacturing Co., Inc. Savings Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets in accordance with generally accepted accounting principles.

(c) Investment Valuation and Income Recognition

Investments in securities (funds) are stated at fair value.
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchase and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Substantially all of the administrative fees and expenses of the Plan are paid by forfeitures of participants' accounts.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g) Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(2)  Plan Description

The following is a summary of the Plan. The more significant Plan provisions are addressed below. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution retirement plan sponsored and administered by the Company for its employees. Management believes the Plan is in compliance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Under terms of the Plan, an employee becomes eligible to participate after receiving credit for six months of service, as defined.

(b) Participant Contributions

Upon enrollment in the Plan, a participant may direct employee contributions in any of the eight investment options. A participant may make deductible contributions of not less than 4% under a salary deferral agreement.
The Plan also provides for rollovers of lump-sum distributions by participants from certain individual retirement accounts or a qualified 401(k) plan.

(c) Employer Contributions

The employer may make matching contributions at a discretionary percent and, at its sole discretion, may make discretionary contributions.
The employer did not make any contributions during the Plan year ended May 31, 2000.

When the employer makes a matching contribution, it is added to the accounts of those participants who have made contributions for the year, as noted above. The matching contribution under the Plan shall be equal to a discretionary percentage of the participant's salary reductions as determined by the employer.

The employer's discretionary contribution is shared by all Plan members, whether or not they have made contributions, based on the member's compensation compared to all participants' combined compensation and years of service.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of the Plan's net increase in net assets available for benefits corresponding to the participant's investment elections. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures are used to pay a portion of the administrative expenses of the Plan.

Plan participants select investment options for their contributions. Participants may change their investment options at any time and may invest in any combination of investment options.

(e) Vesting

Participants' contributions are immediately vested. Vesting in the remainder of their accounts is based on credited years of service, as defined. A participant is 100% vested after six credited years of service.

(f) Participant Loans

The Plan allows employees who have at least six months of service to borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the Sponsor's revolving credit facility plus 1% (8.75% to 10% at May 31, 2000), and are valued at the unpaid balance which approximates fair market value. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction from one to five years.

(g) Payment of Benefits

During an employees' active career with the Company, part or all of a participant's contributions and fund earnings may be withdrawn due to hardship and based on Plan limitations. Such hardship withdrawals are permitted when conditions as specified by the Plan are met and are subject to limits allowed by law.

Upon termination, disability, retirement or death, all amounts attributed to a participant's account may be withdrawn. The accumulated balances are generally distributed in the form of a lump-sum settlement unless an election for installment payments has been made by the employee prior to retirement or death.

(3) Investment Contract With Insurance Company

The Plan entered into a fully benefit-responsive investment contract with Principal Mutual Life Insurance Company (Sponsor). The Sponsor maintains the contributions in a pooled account. The account is credited with earnings based on rates established annually by the Sponsor. The contract is included in the financial statements at contract value as reported to the Plan by the Sponsor. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6.85% and 5.75% for 2000 and 1999, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a daily basis for resetting.

(4)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5)  Investments

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). The Plan adopted SOP 99-3 during the Plan year ending May 31, 2000. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 financial statements. The Plan's
1999 and 1998 financial statements have been reclassified to conform with the current year's presentation.

The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets:

            Name of issuer
           and title of issue               2000          1999
       Investment at contract value -
        Principal Mutual Life Insurance
        Company - deposit contract       $2,607,591     $2,990,836

       Investments at fair value,
        as determined by quoted
        market prices:
        Washington Mutual
         Investment Fund                 2,753,010       3,449,532
        Income Fund of America           1,191,451       1,426,875

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year)
depreciated in value by $361,937 and appreciated in value by $251,956, respectively, as follows:
                                                      2000          1999

       Investment at contract value -
        Insurance deposit contract                $  (29,792)     $  (4,393)

       Investments at fair value as
        determined by quoted
        market prices:
         Shares of registered investment companies  (334,359)        389,123
         Investment funds-pooled separate accounts    29,110         (14,494)
         Art's-Way Common Stock Fund                 (26,896)       (118,280)

                                                    (332,145)        256,349

           Net change in fair value               $ (361,937)        251,956





  Principal Mutual Life Insurance
   Company - deposit contract	                  $2,607,591
  Money Market Fund	                                52,606
  Small Company Blend Fund                          60,253
  International Stock Fund                          21,542
  American Funds Groups:
  Washington Mutual Investment Fund              2,753,010
  Income Fund of America	                        1,191,451
  U.S. Government Fund                             140,841
  Art's-Way Common Stock Fund*                     119,551
  Participant loans (8.75% to 10.0%)               190,233

                                               $ 7,137,078
* Party in interest

See accompanying independent auditors' report.